                                                Filed Pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-61097

                        SUPPLEMENT TO AGRIBIOTECH, INC.
                        PROSPECTUS DATED AUGUST 14, 1998
                         AS PREVIOUSLY SUPPLEMENTED ON
                               SEPTEMBER 4, 1998
                      ___________________________________


The Offering:

Shares of Common Stock offered
  by Kimeragen, Inc. (the "selling
  stockholder")..................... 225,000

Offering price...................... The selling stockholder may offer the shares for sale on the Nasdaq National
                                     Market at the market price at the time of the sale. The selling stockholder may also offer the shares in privately negotiated transactions either at the market price at the time of the sale, at a price related to the market price, or at a negotiated price. On December 28, 1998, the closing sale price of AgriBioTech common stock on the Nasdaq National Market was $11.50 per share.

Nasdaq National Market Symbol....... ABTX

                      ___________________________________

     THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      ___________________________________

                               DECEMBER 29, 1998.

     This prospectus supplement incorporates important business and financial information about AgriBioTech that is not included in or delivered with this prospectus supplement. You may request a copy of all documents that are incorporated by reference in this prospectus supplement by writing or telephoning us at the following address: AgriBioTech, Inc., Attention:
Secretary, 120 Corporate Park Drive, Henderson, NV 89014: telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus supplement) without charge.


                               TABLE OF CONTENTS


PROSPECTUS SUMMARY..............................................  -3-

RISK FACTORS....................................................  -6-

USE OF PROCEEDS................................................. -13-

DIVIDEND POLICY................................................. -14-

PRICE RANGE OF COMMON STOCK..................................... -14-

RECENT DEVELOPMENTS AND WEB SITE DISCLOSURES.................... -14-

SELLING STOCKHOLDERS............................................ -19-

DESCRIPTION OF CAPITAL STOCK.................................... -20-

PLAN OF DISTRIBUTION............................................ -21-

COMMISSION POSITION ON INDEMNIFICATION
     FOR SECURITIES ACT LIABILITIES............................. -22-

LEGAL MATTERS................................................... -22-

                              PROSPECTUS SUMMARY

     This summary highlights selected information from this prospectus and may not contain all the information that is important to you. To understand the circumstances and terms of the offering and for complete information about ABT, you should read this entire document and the information incorporated by reference, including the financial statements and the notes to the financial statements.

THE COMPANY

     ABT is the largest agricultural seed company in the United States that specializes in developing, processing, packaging and distributing varieties of forage (crops in which the entire plant is harvested for livestock consumption) and cool-season turfgrass seeds (seed used in home-lawns, golf courses, parks, cemeteries and roadway medians). Since January 1, 1995, we have completed 33 acquisitions and, including net sales from the businesses we have acquired, we have grown from net sales of $29,000 in fiscal 1994 to pro forma net sales of approximately $409 million for the fiscal year ended June 30, 1998. We own all elements of our forage and turfgrass seed operations including traditional genetic breeding (by breeding varieties with desirable traits together to form a new variety) and research and development programs, seed processing plants that clean, condition and package seed grown under contract for us, and national and international sales and distribution networks. This means that we are a vertically integrated business. ABT's headquarters are located at 120 Corporate Park Drive, Henderson, NV 89014; telephone (702) 566-2440.

     On December 20, 1998, ABT entered into a License Agreement and a Stock Purchase Agreement with Kimeragen, Inc. The purchase of Kimeragen's common stock was in conjunction with ABT's acquisition of an exclusive world-wide license to use Kimeragen's patented technology to develop genetically improved forage and turfgrass species. In partial consideration of the grant of this license, we agreed to issue to Kimeragen 56,250 shares of ABT common stock. We also agreed to acquire shares of Kimeragen's common stock, representing an aggregate of approximately 10% of Kimeragen's outstanding capital stock, for an aggregate consideration of $3,000,000, payable in the form of 168,750 shares of ABT's common stock. All the shares of ABT common stock issuable to Kimeragen are referred to in this prospectus supplement as the "ABT Shares." The ABT Shares were registered for future original equity issuances as part of the registration statement of which this prospectus supplement forms a part.

     This prospectus supplement also relates to the public offer for sale or other distribution of the ABT Shares by Kimeragen. Kimeragen may offer the ABT Shares for sale on the Nasdaq National Market at the market price at the time of the sale. Kimeragen may also offer the ABT Shares in privately negotiated transactions either at the market price at the time of the sale, at a price related to the market price or at a negotiated price. Kimeragen is sometimes referred to in this prospectus supplement as the "selling stockholder."


WHERE YOU CAN FIND MORE INFORMATION

          ABT is subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file at the SEC's public reference rooms in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Northeast Regional Office at Seven World Trade Center, New York, New York 10048, and at the Midwest Regional Office at 500 West Madison Street, Chicago, Illinois 60611-2511. You may also purchase copies of our SEC filings, by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's Worldwide Web site at http://www.sec.gov. You may find additional information about ABT at our Web site at http://www.agribiotech.com.

     This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with them. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and information that we file later will automatically update and may supersede this information. For further information about ABT and the securities being offered, you should refer to the registration statement and the following documents that are incorporated by reference.

     (i)   Our 1998 Form 10-K for the fiscal year ended June 30, 1998;

     (ii) Our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 1996 (as amended on July 12, 1996) and Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1998;

     (iii) Our Current Reports on Form 8-K that we filed during the quarter ended September 30, 1998 and through November 30, 1998:

            - Dated October 30, 1996 and amended on January 13, 1997, February 17, 1998 and August 11, 1998
            -  Dated May 22, 1998 and filed August 11, 1998
            - Dated June 23, 1998 and filed on July 8, 1998 and amended on August 28, 1998
            - Dated August 28, 1998 and filed September 11, 1998 and amended November 12, 1998
            -  Dated June 30, 1998 and filed October 26, 1998
            -  Amendment filed August 11, 1998 to report dated May 15, 1997
            - Amendments filed August 11, 1998 and August 27, 1998 to report dated August 22, 1997
            -  Amendment filed August 11, 1998 to report dated January 6, 1998
            -  Amendment filed August 11, 1998 to report dated January 9, 1998
            - Amendments filed August 11, 1998 and September 4, 1998 to report dated January 26, 1998
            -  Amendments filed August 28, 1998 to report dated October 22,
               1997;

     (iv) The description of our Common Stock, $.001 par value, in our registration statement on Form 8-A (File No. 0-19352), filed July 11, 1995, pursuant to Section 12(g) of the Exchange Act including any amendment or report filed for the purpose of updating such information;

     (v) Our Proxy Statement dated January 20, 1998 for our Annual Meeting held on February 23, 1998; and

     (vi) All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

     You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address:
AgriBioTech, Inc., Attention: Secretary, 120 Corporate Park Drive, Henderson, NV 89014; telephone number (702) 566-2440. We will provide copies of all documents requested (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus) without charge.

     ABT has not authorized any person to give any information or to make any representations in connection with sales of the shares by the selling stockholders other than those contained in this prospectus. You should not rely on any information or representations in connection with such sales other than the information or representations in this prospectus. The information in this prospectus is correct as of the date of this prospectus. You should not assume that there has been no change in the affairs of ABT since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any circumstances in which such an offer or solicitation is unlawful.

THE OFFERING

     We are registering 225,000 shares of our common stock for issuance to and resale by Kimeragen, Inc., which is sometimes referred to as the "selling stockholder."

     We are registering shares pursuant to our agreement with the selling stockholder. The selling stockholder will pay the cost of all brokerage commissions and discounts, and all expenses incurred by it in connection with sales of the shares. See "Plan of Distribution."

     Commencing on the effective date of this prospectus, the selling stockholder may, from time to time, sell, transfer or pledge their shares directly to purchasers, transferees or pledgees. The selling stockholder may also offer their shares through agents, brokers, dealers or underwriters who may receive compensation in the form of commissions or discounts. We anticipate that the selling stockholder will offer the shares either on the Nasdaq National Market or in privately negotiated transactions or by both methods. We expect the price for the shares to be the market price prevailing at the time of sale, a price related to the prevailing market price or a negotiated price. Prior to selling any of their shares, the selling stockholder must satisfy the prospectus delivery and other requirements of the Securities Act.

                                 RISK FACTORS


     Before you invest in our common stock, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. We caution you, however, that this list of risk factors may not be exhaustive, particularly with respect to future filings.

     Recent Rapid Growth and Potential Difficulties in Managing Growth.
     -----------------------------------------------------------------

     We have acquired all or part of 33 businesses in the forage and turfgrass seed sector since January 1, 1995 and intend to further expand current levels of operations. As a result of these acquisitions, we have experienced significant revenue growth and expanded the number of our employees and the geographic scope of our operations. This rapid growth has placed and may continue to place significant demands on our management, technical, financial and other resources. To manage growth effectively, we will need to improve operational, financial and management information systems, procedures and controls. We may not be able to manage future growth effectively, and failure to do so could have a material adverse effect on our business, financial condition and/or operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the 1998 Form 10-K and the September 30, 1998 Form 10-Q (collectively, the "MD&A"), and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     Adverse Effects of Possible Failure to Integrate Our Acquisitions.
     -----------------------------------------------------------------

     Our future success depends upon our ability to combine or integrate the operations of the businesses we have acquired and businesses we may acquire in the future into a vertically integrated company which represents the full spectrum of the forage and turfgrass seed production, processing, research and development, sales and distribution process, rather than just one component of this process. If we cannot successfully integrate all of the businesses we have acquired or that we acquire in the future, our business, financial condition and/or operating results may be materially adversely affected. You should therefore evaluate our prospects in light of the problems, expenses, delays and complications associated with operating, managing and integrating a large group of diverse businesses. See "MD&A" and "Description of Business - Acquisition Program" in the 1998 Form 10-K.

     No Assurance of Ability to Continue to Complete Additional
     ----------------------------------------------------------
     Acquisitions.
     ------------

     We have experienced significant growth in net sales, from approximately $26 million in the fiscal year ended June 30, 1996 ("Fiscal 1996") to $66 million in the fiscal year ended June 30, 1997 ("Fiscal 1997"), $205 million in the fiscal year ended June 30, 1998 ("Fiscal 1998") and pro forma net sales of approximately $409 million for Fiscal 1998 reflecting the disposition of the fertilizer division of Willmette Seed Company, but not including pending acquisitions. While we have been able to acquire 33 businesses since January 1995, we may not make as many acquisitions in the future. Our future growth depends upon our ability to continue to make acquisitions, and to increase sales from existing operations. We may not be successful in doing either.

     Potential Undiscovered Liabilities Associated with Acquisitions.
     ---------------------------------------------------------------

     The businesses that we have acquired may have existing liabilities that we did not discover or may have been unable to discover during our pre-acquisition investigation. If such liabilities exist, we could have liabilities that result from the conduct of prior owners of the businesses and our operations may be materially adversely affected. These liabilities may arise from environmental contamination or non-compliance by prior owners with environmental laws or regulatory requirements. Any indemnities or warranties that we receive from prior owners may not fully cover such liabilities due to their limited scope, amount or duration, the financial limitations of the indemnitor or warrantor, or for other reasons.

     Possible Inability to Develop New Products.
     ------------------------------------------

     We are developing new, genetically superior forage and turfgrass varieties which we believe will play a key role in our success. If we are not able to develop and successfully market genetically superior strains either through our own efforts or with industry partners, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Research and Development" in the 1998 Form 10-K.

     Possible Inability to Obtain Market Acceptance.
     ----------------------------------------------

     Even if we are successful in developing genetically superior forage and turfgrass varieties, there can be no assurance that there will be a market for such products. Even if a market for these products develops, there can be no assurance that we will recoup the costs associated with developing and marketing them. If we cannot effectively market new products we develop at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected.

     Reliance on Patents and Proprietary Rights.
     ------------------------------------------

     We own the proprietary rights to a number of forage and turfgrass varieties that are protected under the Plant Variety Protection Act ("PVPA") and are seeking to acquire and/or develop other PVPA protected varieties. These proprietary rights may be challenged, invalidated or circumvented. In addition, others could claim that products that we develop violate their proprietary rights. We may incur substantial costs in asserting our proprietary rights against others, and/or defending any infringement suits brought against us by others. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to Access Biotechnology.
     ------------------------------------------

     Breakthroughs in biotechnology have led to the introduction of new, improved and specialized seeds in the corn, soybean and cotton seed sectors. We believe that similar biotechnology breakthroughs will also lead to the introduction of enhanced seeds in the forage and turfgrass seed sector. However, if we are unable to access such biotechnology we may not be able to improve our margins and profitability as was accomplished in these other seed sectors. Our objective is to become the licensee or partner of choice in our seed sector for owners of new genetic traits in plants for crops that were developed through biotechnology, or genetic engineering. These genetic traits, which increase the value of the crop grown from the seed, are known as value-added genetic traits. If we cannot license value-added genetic traits, or if we cannot develop and market commercially viable products from such licenses at prices sufficient to cover costs and generate adequate return on capital, our business, financial condition and results of operations may be materially adversely affected. See "Description of Business--Proprietary Rights" in the 1998 Form 10-K.

     Possible Inability to be Remain Competitive.
     -------------------------------------------

     The seed industry and the field of agricultural technology are both highly competitive. The major agricultural seed companies in the United States focus their sales around hybrid seed corn (Pioneer Hi-Bred International, DEKALB Genetics Corporation, Novartis AG and Mycogen Corporation), cotton seed (Delta and Pine Land Company) and other grain crops. In the past, these companies have treated forage and turfgrass seeds as ancillary crops. This is the opposite of our business strategy, which is to treat forage and turfgrass seed as our primary product. Therefore, our major competitors in the forage and turfgrass seed sector currently are large regional companies and numerous small family seed businesses.

     Our largest United States competitors in the alfalfa seed industry are Cenex/Land O'Lakes/Research Seed, Helena/AgriPro, Pioneer and Cal/West Seeds, each of which we estimate has annual alfalfa seed sales of between $20 and $60 million. Our largest competitors for forages other than alfalfa are FFR Research and its farm cooperative members. We also compete with small family
owned businesses that are strong competitors in small geographic areas.   In the
cool-season turfgrass seed industry we compete with a number of companies that have annual sales of between $20 and $80 million. Most of these companies are regional companies with only Pennington Seed and O.M. Scott having national brand name acceptance.

     Although many of our competitors are small family owned businesses and regional companies, any of the major agricultural seed companies may decide to intensify their efforts in the forage and turfgrass seed sector and compete against us. We may not be able to compete successfully against such companies. These competitive factors could have a material adverse effect on the Company's business, results of operation and/or financial condition. See "Description of Business--Competition" in the 1998 Form 10-K.

     Lack of Historical Profitability; Accumulated Deficit.
     ------------------------------------------------------

     Over the life of the Company, we have not shown consistent profitability. We have reported only four profitable quarters since becoming a publicly owned company in September 1993 and Fiscal 1998 was our first profitable year. We had an accumulated deficit of $11,704,613 through September 30, 1998.

     Possible Inability to Service Substantial Indebtedness; Effects of
     ------------------------------------------------------------------
     Financial Leverage.
     ------------------

     We have indebtedness that is substantial in relation to our stockholders' equity, and interest and debt service requirements that are significant compared to our cash flow from operations. Our cash flow from operations has not been sufficient to meet our debt service obligations without additional equity and debt financings. We may not have sufficient funds in the future to meet our obligations under the Revolving Credit Facility and any other indebtedness that we may incur. As of September 30, 1998, we had an aggregate of approximately $124 million of short-term debt and long-term obligations outstanding. We have a revolving credit facility (the "Revolving Credit Facility") under which we may incur up to $100 million of indebtedness (subject to a borrowing base computation and compliance with certain financial covenants). As of December 23, 1998, we have borrowed approximately $64 million under the Revolving Credit Facility and $16 million was available to be borrowed.

     The degree to which we are leveraged could have important consequences to you. For example:

     .    our level of indebtedness could make it more difficult to satisfy our debt repayment obligations;

     .    our level of indebtedness could increase our vulnerability to general adverse economic and industry conditions;

     .    a substantial portion of our cash flow from operations must be dedicated to debt service and is, therefore, not available for operations and other purposes;

     .    our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, research and development, or general corporate purposes may be impaired;

     .    our leverage position and covenants contained in the Revolving Credit
     Facility could limit our ability to expand, compete and make capital improvements; and

     .    our borrowings under the Revolving Credit Facility are and will continue to be at variable rates of interest, which exposes us to the risk of increased interest rates.

     Our ability to pay interest on the Revolving Credit Facility and to satisfy our other obligations depends upon our future financial and operating performance. Our financial and operating performance may be affected by prevailing economic conditions and financial, business, competitive, regulatory and other factors that are beyond our control. This is particularly true as we continue to expand operations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include reducing or delaying capital expenditures, scaling back expansion efforts, selling assets, restructuring or refinancing indebtedness or seeking additional equity capital. We may not be able to implement any of these strategies on terms acceptable to us. See "MD&A."

     Restrictions Imposed On ABT by Terms of Certain Indebtedness.
     ------------------------------------------------------------

     The Revolving Credit Facility contains certain restrictive covenants that limit us in many ways. A breach of any of these covenants could constitute an event of default under the Revolving Credit Facility. These restrictive covenants may significantly limit or prohibit us from incurring indebtedness, making prepayments of certain indebtedness, paying dividends, making investments and acquisitions, engaging in certain transactions with affiliates, creating liens, selling assets and engaging in mergers and corporate consolidations. The Revolving Credit Facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. If there were an event of default under the Revolving Credit Facility, the lenders could declare the total amount outstanding, together with accrued interest, immediately due and payable. If we were unable to repay those amounts, the lenders under the Revolving Credit Facility could proceed to foreclose their security interest in the collateral securing the indebtedness. See "MD&A."

     Current Need for Additional Capital.
     -----------------------------------

     Our capital requirements have been and are expected to remain significant. We will need the proceeds of this offering and other capital to fund acquisitions and to repay $30 million principal amount of interim bridge financings due at the end of 1998 and in early 1999. If we are unable to obtain additional capital, we will be unable to fund additional acquisitions and may have to cutback our operations. Our capital requirements depend on many factors. These factors include the timing and cost of future acquisitions, the time and cost involved in integrating completed acquisitions, and our success at expanding existing operations. After the bridge financings are repaid, we believe that we will have funds available under the Revolving Credit Facility to fund operations through June 30, 1999 for acquisitions completed through September 30, 1998. However, we may need to seek an increase in or an alternative to the Revolving Credit facility to finance increased operating needs resulting from unexpected changes in seasonality or weather patterns, or if acquisitions are completed more rapidly than anticipated. See "MD&A."

     Dependence on CEO and Key Personnel.
     -----------------------------------

     Our success depends in large part on the efforts, abilities and expertise of Dr. Johnny R. Thomas, Chief Executive Officer, and the four other executive officers. The loss of any of these key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. We have obtained a key-man life insurance policy in the amount of $3 million on the life of Dr. Thomas. Our prospects also depend upon our ability to attract and retain qualified marketing, financial, management information system, and other technical personnel. Competition for qualified personnel is intense and there can be no assurance that we will be successful in attracting or retaining such personnel. See "Management" in the 1998 Form 10-K.

     Fluctuations Due To Cyclical Nature of Agricultural Products.
     ------------------------------------------------------------

     Most agricultural products, including forage and turfgrass seed, are commodities that are subject to wide fluctuations in price based on supply and demand. This could result in large fluctuations in our results of operations between quarters. Demand for seed by farmers is determined by the general farm economy. In addition, a variety of nature's adversities affect the production of seed. For example, drought, wind, hail, disease, insects, early frost and numerous other forces could adversely affect the growing of seed in any growing season. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Seasonal Fluctuations of Quarterly Results.
     ------------------------------------------

     Our sales are subject to wide seasonal fluctuations that reflect the typical purchasing and growing patterns for forage and turfgrass crops. Results of operations from quarter to quarter do not necessarily reflect the results that may be expected for any other interim period, or for the entire year.
Also, because the purchasing and growing patterns are different for forage and turfgrass seeds, our sales are affected by the breakdown of our product mix. In addition, weather affects commodity prices, seed yields and planting decisions by farmers. See "MD&A--Seasonality of Business and Quarterly Comparisons" in the 1998 Form 10-K.

     Costs of Government Regulation.
     -------------------------------

     Our operations are directly and indirectly subject to various Federal and state environmental controls and regulations. If existing environmental regulations are changed, or additional laws or regulations are promulgated, the cost of complying with those laws may be substantial. We believe that we are in substantial compliance with existing environmental regulations. However, these regulations may be changed with retroactive effect and new laws or regulations may be promulgated at any time.

     The United States Department of Agriculture, the Food and Drug Administration, the Environmental Protection Agency, and various state agencies regulate the development of seed of genetically altered plants. The regulatory agencies that administer existing or future regulations or legislation may not allow us to produce and market genetically engineered seed. Even if we are legally permitted to produce and market genetically engineered seed, existing or future regulations and legislation may prevent us from doing so in a timely manner or under technically or commercially feasible conditions. See "Description of Business-Government Regulation" in the 1998 Form 10-K.

     Adverse Effect of Potential Future Sales of Common Stock.
     --------------------------------------------------------

     As of December 28, 1998, we had 40,982,878 shares of common stock issued and outstanding. Of these shares, approximately 6,640,000 shares are "restricted securities" as that term is defined in Rule 144 under the Securities Act. It is possible that the sale of these restricted shares, or even the potential for such sales, may have a depressive effect on the price of our common stock in the public trading market. Any such depressive effect could impair our ability to raise additional equity capital. All but approximately 1,000,000 of these restricted shares have been registered for resale under the Securities Act. We also have approximately 8.9 million shares of common stock available for issuance without restriction upon exercise of outstanding options. We cannot predict what effect sales of these shares may have on the existing market price of our common stock.

     The selling stockholders must satisfy the prospectus delivery and other requirements of the Securities Act prior to making any sales of the shares, unless such sales are made in accordance with the provisions of Rule 144. Under Rule 144, if we are in compliance with certain public information requirements, holders of restricted securities that have held those securities for at least one year may sell limited amounts of those securities. Rule 144 also permits non-affiliates to sell restricted securities free of any volume limitations if those securities have been held for at least two years.

     Public Market Risks; Volatility of ABT Securities Prices.
     --------------------------------------------------------

     The market price for our securities has been and may continue to be volatile. Factors such as our financial results, financing efforts, changes in earnings estimates by analysts, conditions in our business and various factors affecting the agriculture industry generally may have a significant impact on the market price of our securities. If, in some future quarter, our operating results are below the expectations of analysts, the price of our securities may be materially adversely affected. These factors and general economic and market trends may adversely affect the price of our securities. Additionally, in the last several years, the stock market has experienced a high level of price and volume volatility. During this period the market prices for many companies, particularly small and emerging growth companies like ours, have experienced wide price fluctuations and volatility that have not necessarily been related to the operating performance of those companies. Our operating results are also tracked by professional analysts. See "Market for Common Equity and Related Stockholder Matters" in the 1998 Form 10-K.

     Immediate Substantial Dilution.
     ------------------------------

     Net tangible book value per share is equal to the total tangible assets of a company less total liabilities divided by the number of shares of common stock outstanding. Because our present stockholders acquired their shares of common stock at costs substantially less than the price that you will pay in this offering, if you purchase common stock in this offering, you will incur an immediate and substantial dilution in pro forma net tangible book value per share. This means that the net tangible book value per share of our common stock is less than the price you paid.

     Management Information Systems and the Year 2000 Risks.
     ------------------------------------------------------

     Because of the large number of businesses we have acquired, we have several different data processing systems in use. These systems are substantially the same systems that were in use by the acquired companies prior to their acquisition by ABT. Many of these systems, as well as many local area networks ("LANs"), desktop hardware, and desktop software are not Year 2000 compliant. Although some of the non-compliant systems can be updated to be compliant, a number of them can not be updated because of software and hardware limitations.

     To address this issue and integrate all our information systems into one company-wide system, we have contracted for software, hardware and consulting services to implement an enterprise resource planning ("ERP") system. The ERP system and related network and hardware systems are Year 2000 compliant. All non-compliant desktop and LAN systems will be converted either through normal attrition or through the ERP system implementation. We expect the cost of this implementation to be approximately $6 million, including internal costs for personnel, training, supplies, travel and equipment. We believe that we have allocated adequate resources to ensure that all our information systems are Year 2000 compliant. We expect to complete the ERP system implementation prior to January 1, 2000.

     The ability of third parties with whom we do business to adequately address their Year 2000 issues is outside of our control. We are taking steps to confirm that the systems of our suppliers and customers are Year 2000 compliant and to determine whether any noncompliance would have a material adverse effect on us. If we cannot complete the ERP system implementation before January 1, 2000, or if a significant portion of our suppliers or customers fail to adequately address their Year 2000 issues, our business, financial condition, cash flows and operations may be materially adversely affected. See "MD&A."

Forward Looking Statements.
--------------------------

     You should also be aware that this prospectus contains forward-looking statements. Forward looking statements discuss future expectations, contain projections of results of operations or financial condition, and general business prospects. Words such as "expects," "may," "will," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. The forward-looking statements in this prospectus reflect the good faith judgment of our management. However, forward-looking statements can only be based on facts and factors currently known. Consequently, actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You should carefully consider the risk factors described above together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock.


                                USE OF PROCEEDS

     This prospectus supplement relates to shares we are issuing in connection our acquisition of an exclusive license for certain technology from and common stock of Kimeragen, Inc. We will not receive any proceeds from the sale of the shares by the selling stockholder.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our common stock. We currently intend to retain any earnings for use in the operation and expansion of our business and do not anticipate paying any dividends on the common stock for the foreseeable future. Our Revolving Credit Facility prohibits the payment of cash dividends without the lenders' approval.

                          PRICE RANGE OF COMMON STOCK

     Our common stock has traded on the Nasdaq National Market since February 14, 1997, under the symbol "ABTX."

     The following table sets forth the high and low closing prices for the Common Stock for each quarter in Fiscal 1997 and Fiscal 1998, on the Nasdaq SmallCap Market until February 13, 1997 and on the Nasdaq National Market thereafter.

                                                    HIGH       LOW
                                                  --------   --------
     FISCAL 1997
        July 1, 1996-September 30, 1996........   $ 4 1/16   $ 2 5/32
        October 1, 1996-December 31, 1996......   $ 2 3/16   $ 2 1/32
        January 1, 1997-March 31, 1997.........   $ 3 3/8    $ 2 1/16
        April 1, 1997-June 30, 1997............   $ 6 15/16  $ 2 15/32
     FISCAL 1998
        July 1, 1997-September 30, 1997........   $10  1/2   $ 6 1/32
        October 1, 1997-December 31, 1997......   $17 1/16   $ 9
        January 1, 1998-March 31, 1998.........   $19 3/32   $13 7/16
        April 1, 1998-June 30, 1998............   $29        $13 3/4
     FISCAL 1999
        July 1, 1998-September 30, 1998........   $25 3/4    $ 8 1/8
        October 1, 1997-December 28, 1998......   $17 13/16  $ 8 15/16

                  RECENT DEVELOPMENTS AND WEB SITE DISCLOSURE

RECENT DEVELOPMENTS

Acquisitions and Dispositions

     As of December 28, 1998, the Company had 502 record holders of its Common Stock and reasonably believes based on information from shareholder mailing services, that there are in excess of 20,000 beneficial holders of its Common Stock.

     ABT has agreed to acquire 256,410 shares of Class B common stock and 256,410.3 shares of Class E common stock of Kimeragen, Inc., representing an aggregate of approximately 10% of Kimeragen's outstanding capital stock, for an aggregate consideration of $3,000,000, payable in the form of 168,750 shares of ABT common stock. We agreed to purchase Kimeragen's common stock, in connection with the acquisition of an exclusive world-wide license to use Kimeragen's patented technology to develop genetically improved forage and turfgrass species with new desirable traits. In partial consideration of the grant of this license, we agreed to issue to Kimeragen an additional 56,250 shares of ABT common stock. Kimeragen agreed to sell the ABT Shares pursuant to the terms and provisions of a Lock-Up Agreement, and we agreed to guarantee the proceeds to Kimeragen from sales of the ABT common stock pursuant to the terms and provisions of a Proceeds Guarantee Agreement. Both the Lock-Up agreement and the Proceeds Guarantee Agreement were signed contemporaneously with the License Agreement and the Stock Purchase Agreement. Kimeragen is a privately held company engaged in the discovery, development and marketing of technologically advanced products and procedures for human health, plant and animal/veterinary applications.

     ABT signed letters of intent in connection with the three pending acquisitions described below, all of which we expect to close before March 31, 1999. Since each pending acquisition is subject to conditions and events which may not necessarily occur, no assurance can be given that any of the following acquisitions will be completed.

     ABT, in conjunction with Garst Seed Company, a member of Advanta Seeds Group, has agreed to purchase AgriPro Seeds, Inc. ("ABI"). ABT is purchasing the alfalfa business unit and the international sorghum business unit, while Garst is purchasing the business units relating to the sales of corn, soybeans, wheat, cotton, sunflowers and domestic sorghum. Closing of the acquisition is subject to negotiation of definitive agreements and regulatory approvals.

     ABT also agreed to acquire two additional businesses: Moore Seed Processors and Production Plus+. Moore, located in Grand Prairie, Alberta, Canada, is a leading handler of creeping red fescue. Production Plus+ is located in Plainview, Texas. They are a leading producer and distributor of forage and grain sorghum in the U. S. and Mexico.

     On December 22, 1998, ABT sold the assets relating to the chemical and fertilizer division of Willamette Seed Company to Wilbur-Ellis Company. The division has approximately $20 million in sales and the purchase price was approximately $10.5 million for fixed assets, inventory and accounts receivable with approximately $7.5 paid in cash and the balance paid through the assumption of trade payables and other selected debt. The chemical and fertilizer division of Willamette Seed Company specializes in the distribution of chemicals and the manufacturing and distribution of fertilizer to farmers in the Willamette Valley of Oregon, many of whom are contract growers for turfgrass seed production.

Biotechnology

     On November 30, 1998, ABT announced that it is opening a molecular biology and transformation laboratory at and in association with the University of Rhode Island ("URI"). Transformation refers to the tools to introduce functional foreign genes into plant species. The decision to begin research at the URI campus was made to take advantage of synergies that are expected to benefit both parties, including the university's new Environmental Biotechnology Initiative that is designed to build capacity for environmental and agricultural biotechnology in the university and the state through enhanced research investment, academic programs and links to the business community. Work at the ABT laboratory at URI will focus on forage and turfgrass seed species.

     ABT also announced the hiring of Dr. Albert Kausch, a leading molecular biologist and plant transformation expert. Dr. Kausch, formerly at a leading competitive biotechnology program, and most recently at the University of Connecticut, earned his advanced degrees in molecular, cellular and developmental biology at the Iowa State University, Ames, IA. He is the author of important published work in the areas of molecular biology and plant transformation. He is also the author or co-author of twelve patents in these areas.

     On December 1, 1998, ABT announced it had acquired a license to use whiskers transformation technology from Garst Seed Company (a member of the Advanta Group, with whom it has agreed to purchase ABI, as described above). With this license, ABT has acquired access to a technology which will give it "freedom to operate" for transformation of all turfgrass and forage species, ABT's strategic crops. Whiskers is a unique transformation system developed in-house by Garst and for which Garst holds patent rights. The agreement is initially a research license for this technology with the right, at ABT's option, to enter into a commercial license.

Management

     Randy Ingram was elected Chief Financial Officer of ABT on November 2, 1998. Prior thereto, from September 1998, he served as a Vice President of ABT. From January 1996, until September 1998, Mr. Ingram was Head, Business Planning and Development at global headquarters of Novartis Seeds AG (Basel, Switzerland). Prior thereto, from March 1993, he served as Vice President of Finance and Chief Financial Officer at Northrup King Co., at the time an operating unit of Sandoz Seeds, Ltd. He is a Certified Public Accountant, with extensive postgraduate work in executive education at leading U.S. institutions.

     On August 5, 1998, Randy Ingram entered into an employment agreement with ABT terminable for cause (as defined) or without cause upon 10 working days' notice. If the agreement is terminated without cause, Mr. Ingram will receive 12 months salary as severance pay and be vested in the options which would otherwise have vested on the next anniversary of employment following such termination. The agreement contains a covenant by Mr. Ingram not to compete against ABT during the term and for a one-year period thereafter. If Mr. Ingram voluntarily terminates the agreement, Mr. Ingram would not be entitled to any compensation and not have any rights to exercise stock options exercisable upon termination. In the event there is a change in the Chief Executive Officer of ABT and at any time thereafter Mr. Ingram is either terminated or, in his sole determination, there is a significant change in his duties, responsibilities, or compensation, Mr. Ingram shall be vested in full in all stock options granted pursuant to his employment agreement and shall be entitled to receive his full compensation, less $1.00, and other employee benefits for two years from the date of termination or his determining that such a change has occurred. In addition, for a one-year period following the change of Chief Executive Officer, Mr. Ingram has the option to terminate the agreement without justification and be vested in his stock options, which would otherwise become vested on the next anniversary date of employment and receive his full compensation for one year following such termination.

     Mr. Ingram is currently receiving a salary of $150,000 per annum. Under the employment agreement, he was granted stock options to purchase 250,000 shares of Common Stock exercisable at $15.5625 per share and vesting 50,000 shares upon signing of the employment agreement and 50,000 on each of the four subsequent anniversary dates.

Strategic Alternatives to Maximize Shareholder Value

     On October 8, 1998, ABT announced that it had retained Merrill Lynch & Co. as its investment banker primarily to explore alternatives to maximize shareholder value and subsequently added Deutsche Bank Securities as an advisor for such transactions. ABT has said it is exploring all alternatives, including the option of a strategic equity partner or fund willing to acquire at least a 20% interest in ABT up to a complete acquisition of ABT. No action can be taken on such a strategic alternative if it involves shareholder approval without the solicitation of proxies involving proxy solicitation materials. The offering being made by this Prospectus is independent of our efforts to issue stock to a strategic partner and is not contingent upon such transaction occurring.


WEB SITE DISCLOSURES

     In the following paragraphs, ABT is disclosing information discussed in ABT Web Site, including forward-looking information, that is not otherwise set forth in this prospectus. Forward-looking and other statements in this section, as well as elsewhere in this prospectus, reflect the good faith judgment of ABT's management as to future events, and were solely based on facts and factors known by ABT at the time such statements were made. Except where otherwise indicated, the following statements in this section have not been updated since they were made. Forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. The risks and uncertainties that could cause or contribute to a different results or outcome include without limitation, ABT's historical lack of profitability, need to manage its growth, intense competition in the seed industry, seasonality of quarterly results, weather conditions, volatility of common stock prices, as well as those factors discussed under "Risk Factors" and elsewhere in this Prospectus and in any documents that are incorporated into this Prospectus by reference.

     ABT has made certain other forward-looking and other statements
(the "Prior Statements") in prior versions of its Web Site which were included in registration statements filed previously with the Commission. The Prior Statements include: (a) Chairman's Update dated March 4, 1998; (b) Chairman's Update dated April 1, 1998; (c) Chairman's Update dated June 22, 1998; and (d) Chairman's Update dated September 1, 1998.

     ABT has deleted each of the Prior Statements in its entirety from its Web Site. As a result, the Prior Statements are deemed not incorporated by reference into this document and shall be deemed to be superseded for purposes of this registration statement, in accordance with the terms of Rule 412 promulgated under the Securities Act. ABT may make other Statements that are "forward-looking statements" as defined in Section 27A of the Securities Act and Section 21E of the Exchange Act.

CHAIRMAN'S UPDATE

     ABT's Chairman of the Board and Chief Executive Officer, Johnny R. Thomas, from time to time informs the public as to current events concerning ABT by posting on ABT's Web Site what we call a "Chairman's Update". The current Chairman's Update, which superseded all prior ones, is dated October 9, 1998, and is reprinted in its entirety as follows:

Dear AgriBioTech Shareholders:

     Yesterday, your Company made the following announcement. "ABT has retained Merrill Lynch & Co. as its investment banker, primarily to explore alternatives to maximize shareholder value. In light of the dramatic and recent acceleration in consolidation of the seed industry, the ABT Board of Directors has determined that this is the appropriate time to evaluate strategic alternatives."

     Why, did we take this step at this time? Answer, we believe it will maximize shareholder value. Two parameters have changed over the past two months.

     (1) There are more large companies seeking to invest in the biotechnology/seed arena today, than there was a few months ago. Recent transactions, such as AgrEvo's purchase of Cargill's U.S. seed business and Dow's purchase of Mycogen, during a time when public stock markets were turbulent, were particularly enlightening.

     (2) Your Company's stock is greatly undervalued relative to other seed company valuations due to external forces independent of the Company and its actions. Consequently, the cost of capital in public markets is significantly higher today than it was two months ago.

     Management is confident that potential capital raised through private equity from life science companies will be significantly less than today's cost in the public arena. Future Chairman's updates are not likely while this process is being formulated and actioned. As always, I appreciate your past and continued support.

Sincerely yours,


Johnny R. Thomas
Chairman/CEO

1997 ANNUAL REPORT TO SHAREHOLDERS

     The following section consists of statements from the Company's 1997 Annual Report to Shareholders, which is not a document incorporated by reference in this Registration Statement.

     (a)  Agribiotech Mission Statement. "To become the premier forage and
          -----------------------------
turfgrass seed company in the world, while also providing a full service seed product line. AgriBioTech, Inc. is committed to providing superior, value added seed varieties and superior service. The ultimate goal is to achieve a 45% market share in forage and turf seed by the year 2000 with annual revenues exceeding $500 million.

     (b)  Chief Executive Officer's Letter.
          --------------------------------

Dear Fellow Shareholders:

     "In 1995, we set out to consolidate two important seed sectors and gain 45 percent market share by the year 2000; we are 12 to 18 months ahead of our target schedule for achieving this goal. The annualized revenues from our completed acquisitions mean that today we are approximately double the size in market share of the second leading company. When pending acquisitions are closed, the Company's market share position will be roughly 3.5 times that of the largest competitive forage and cool season turfgrass seed company."

     "To date, the Company has maintained historical revenues while increasing same store sales by roughly 7 percent as a result of our consolidation strategy."

     "In Fiscal 1998, we expect to achieve full-year profitability because our Company now has a strong platform of research and development through traditional genetic breeding programs, seed processing plants, and national and international distribution and sales networks for most forage and cool-season turfgrass species."

     "We have strong management. We are number one in market share, and we have an industry-leading germplasm position. We expect continued growth in sales, assets and equity in 1998."

     "Respected and knowledgeable analysts predict that the agricultural biotechnology market will grow to $12 to $14 billion a year within seven to eight years."

     (c)  Industry and Strategy Review.
          ----------------------------

     Industry Overview. "Recently, however, margins in the industry have begun
     -----------------
to expand as increasingly larger and more sophisticated farmers and other users have moved away from public varieties toward higher yielding proprietary varieties. Proprietary varieties have desirable attributes such as improved nutritional quality and disease and insect resistance. Additionally, protection of intellectual property in the seed industry (variety rights) has recently been firmly established by federal legislation (1994) and an important and favorable U.S. Supreme Court ruling for seed companies (1995).

     Prior to the launch of ABT's acquisition plan in 1995, no seed company achieved the necessary size and scope of operations in the forage and turfgrass seed sectors to develop higher yielding and better performing proprietary varieties for national markets. The leading U.S. and global seed companies and industry players--Pioneer Hi-Bred International, Inc., DEKALB Genetics Corporation, Novartis AG, Delta and Pine Land Company, Monsanto Co., and The Dow Chemical Company--have focused on and invested in other important seed sectors like corn, cotton and vegetables. The leaders in these sectors have used investment in traditional seed breeding R&D and vertical integration to generate annual returns on equity in the 20 percent range, and because of their leadership positions, are now realizing sizable additional returns and profits due to the commercialization of higher-value biotechnology-based seed products."

     Biotechnology and Biotechnology Access. "The impact of biotechnology on the
     --------------------------------------
value of agricultural crops can be great. The soybean crop in the U.S. is a present day example of what can happen when value-added, biotechnology produced seeds [new seeds with traits that increase the value of the plants grown from the seed that have been developed through biotechnology or genetic engineering] are developed and marketed. Prior to the introduction of Roundup Ready(R) soybean seed in the U.S. (seed genetically engineered to be tolerant to a specific, efficacious and cost-effective herbicide) farmers spent between $800 and $900 million on soybean seed in the U.S. In 1998, 20-25 percent, of all U.S. soybean acres are expected to be planted with these seeds generating increased value for seed companies and the technology's owner of $200 to 250 million."

     (d)  Business Strategy and Operations.
          --------------------------------

     Management and Leadership. The Company announced that on January 1, 1998
     -------------------------
two key positions were filled, that of President and Chief Operating Officer and Vice President, Director of Research. The respective biographies of Kent Schulze, President, and Dr. Thomas B. Rice, Vice President, appear in the company's Proxy Statement dated January 20, 1998. See "Prospectus Summary -- Where You Can Find More Information." This section includes the following biographies of various other employees which also appear in the Company's 1997 Annual Report to Shareholders, none of whom, except Dr. Rice, are executive officers of the Company.

     "Dr. Thomas B. Rice, Vice President, Director of Research, who will join the Company January 1, 1998 was formerly with DEKALB Genetics Corporation, where he served 10 years as Directors of Research and subsequently as President and Chief Operating Officer of DEKALB Plant Genetics, a subsidiary. Tom was the architect of DEKALB'S highly successful biotechnology effort, starting at Pfizer in 1976 where he initiated, managed and directed the plant biotechnology effort. This program later because DEKALB's highly productive effort as a result of a joint venture with Pfizer. Tom's program developed the first genetically engineered corn and received the first product patents for corn, covering insect resistance (BT), herbicide tolerance and improved nutritional quality.
[Genetic engineering involves the directed alteration of genetic material by intervention in genetic processes, for example, gene splicing.] During his seed industry career, Tom has had direct management experience in the areas of international subsidiaries, strategic alliances, breeding and biotechnology R&D, intellectual property rights, strategic planning and technology transfer. He will lead ABT's R&D biotechnology efforts to maximize the impact of the Company's planning and investments in this critical area and in exploring the possibilities associated with licensing in and/or collaborating in the development of biotechnology traits, products and processes. Tom received a PH.D in genetics from Yale University in l973, and was a Post-Doctoral fellow of Brookhaven National Laboratory and a Research Associate at Michigan State University before joining Pfizer.

     Keith Sandberg, National Sales Director, was formerly Area Manager for the Central and Southern Regions of Cargil Hybrid Seeds, a division of Cargill, Inc., the largest privately owned company in the U.S. Keith was responsible for the sales and commerical development activities to support Cargill's corn, alfalfa and sorghum product lines. From 1987 to 1993, Keith was responsible for Sales, Sales Administration and Technical Services, Central and Southern Regions, for Crgill, based in Aurora, Illinois. Keith managed all sales and agronomy activities for Cargill's seed products in the Central and Southern regions, and had primary responsibilities for managing the integration [consolidation] of the seed brands PAG, Paymaster and Cargill. From 1981 to 1987, Keith managed North American Sales for the Paymaster Brand and had profit and loss responsibility for Cargill's corn business in Canada.

     Bruce J. Ceranske, General Manager of W-L Research, was formally a District Sales Manager for all or parts of Wisconsin, Minnesota, Michigan and Iowa, for Cargill Hybrid Seeds based in Waupaca, Wisconsin since 1989. In addition, Bruce was selected to Cargill Hybrid Seeds Corn Business Management Team and Forage Management Team, which selected corn and alfalfa germplasm for production, and commercialization [introduction into the market as new products]. Currently, Bruce is managing W-L Research, based in Evansville, Wisconsin. W-L Research is a world leading alfalfa research company with varieties marketed globally.

     Keith Flynn, Forage Business Unit Director, holds a BS degree in Plant Breeding & Genetics from the University of Reading, England. Keith was formerly Vice President of Alfalfa, Wheat and International (1994 to 1997) for Agripro Seeds, a wholly owned subsidiary of Helena Chemical Co. Keith directed three profitable business units with research, production, sales and marketing as direct reporting functions. From 1972 to 1994, Agripro Seeds and its predecessors were owned by Shell Oil and The Royal Dutch Shell Group. Keith held increasingly important positions in sales, marketing, product management and general management. He has extensive knowledge of both national and international seed business and brings 25 years of broad seed experience to ABT.

     Doug Elkins, Western Regional Sales Manager joined Germain's Seeds in 1978 as a Washington State Sales Representative. He was promoted to Sales Manager in 1980, to Division Manager in 1987 and to Chief Executive Officer in 1992. Prior to joining Germain's, Doug was employed at Ferry Morse Seed Company and Helena Chemical. He has 24 year of experience in the seed business and served as President of the Pacific Seed Association and currently serves as President of the California Seed Association and holds a position on the California Seed Advisory Board. As the Western Regional Sales Manager he has the primary responsibility and oversight of sales and marketing for the western region of ABT which includes Germain's Seeds and Hobart Seed Co.

     Greg S. Fennell started in the seed business as a shipping coordinator in 1979, became active in seed sales in 1980 and in 1986 co-founded Olsen Fennell Seeds, Inc. with James E. Olsen. They developed Olsen Fennell into an industry leading turf and forage seed company with revenues in excess of $35 million. Greg's primary responsibility at Olsen Fennell is income production [increasing sales revenues] where he dedicates most of his time to distributor sales and the creation and implementation of marketing plans for proprietary turf and forage grasses. He is responsible for international sales, and concentrates much of his domestic marketing efforts in the Midwestern and Southern states. Greg graduated from the University of Oregon with a major in Business Management.

     Greg McCarthy's career in the seed business began in 1976 as an agronomist and field representative for E.F. Burlingham & Sons. Greg is experienced in various aspects of seed management procurement [the process of adding effective management systems to seed companies] and international sales. Greg and Doug Pope purchased Burlingham in 1994 and have guided the company into becoming an industry leading turf and grass seed research, production and distribution company with net sales in excess of $36 million. Greg is responsible for directing Burlingham's research and development department. He also is responsible for the procurement and purchasing of seed, including the program for production of proprietary seed varieties [those for which we either own or license the rights to use] and maintaining relationships with seed growers. Greg graduated from Oregon State University with a major in Agronomic Crop Science.

     James E. Olsen started in the seed business in 1983 as a sales trainee at DM Combs, Co., and in 1986, co-founded Olsen Fennell Seeds, Inc. with Greg Fennell. They developed Olsen Fennell into an industry leading turfgrass and forage seed company with revenues in excess of $35 million. James is responsible for oversight of all production contracts, grower relations and breeding work for Olsen Fennell Seeds. He also has responsibilities for domestic sales on proprietary products for both turfgrass and forage seeds. He graduated from Willamette University with a major in Philosophy.

     Michael Peterson, Ph.D., Director of Research, W-L Research, Inc., joined W-L Research, Inc. in 1982. His responsibilities include the coordination of all alfalfa breeding and product development activities at the four W-L alfalfa research stations. He is also responsible for technical product support for the W-L Research franchise and private label sales as well as coordination of all W-L contract and joint venture projects. He attended the University of California at Davis where he received a Bachelor of Science degree in Agronomy in 1978. Mike also attended the University of Minnesota where he received his Masters of Science and a Doctoral degree in Plant Breeding in 1982.

     Doug Pope started in the seed business in 1983 when he joined E. F. Burlingham & Sons. Prior to that he was an Account Executive for the Bell Telephone System. Doug and Greg McCarthy purchased Burlingham in 1994 and led it into becoming an industry leading turf and grass seed research, production and distribution company with revenues in excess of $36 million. Doug is the Chief Operating Officer of Burlingham and is responsible for domestic sales which includes program and product development for Burlingham's customer base [working with Burlington's customers to develop appropriate sales products and marketing programs]. Doug oversee's the daily functioning of Burlingham including shipping and warehousing. Doug graduated from Penn State University with a major in finance.

     Functional Planning, Vertical Integration and Efficiencies.  "Market share
     ----------------------------------------------------------
at the acquired companies has been maintained. In fact, sales and revenues growth have been realized at certain, key combined operations. Improved customer service and a superior product offering, among other things, accounts for this and is indicative of what the Company intends to achieve and improve upon with other acquired businesses.

     Management believes that these planning, integration and optimization efforts [efforts to maximize operating efficiency and financial results by assimilating the operations of acquired companies into the larger context of ABT's operations, including research and development, production and distribution] are typical of others to come as the Company grows and builds upon its acquisition program success. Operationally, Management's plans are to increase the profitability of both the Company and its customers by implementing the [following strategies]."

LETTER TO SHAREHOLDERS


     The following section consists of a letter to the Company's shareholders from the Company's Chief Executive Officer which appears in its entirety on the Company's Web Site.


                                         November 10, 1998


Dear AgriBioTech, Inc. Shareholder:


     Last Thursday's analyst briefing by OPERATIONS management of ABT was
                                         ----------
historic as integration time lines, future cost savings, expected gross margin improvements and accelerated product development plans were presented. This landmark transition from a focus on growth through mergers and acquisitions (phase 1 of ABT's development plans) to integration (phase 2) was possible for three key reasons.

     A) The revenue growth goal from zero to almost $500 million of annualized revenues was achieved approximately two years ahead of schedule.

     B) A first class value-added veteran, professional operations team, rich in seed experience was recruited from industry leading companies such as Novartis, DEKALB, Pioneer, Cargill, and Seminis.

     C) The veteran operations management has successfully led teams, such as strategy and culture teams, comprised of members from all levels of the forage and turfgrass companies acquired by ABT through a protracted planning process designed to develop plans to integrate 33-36 acquired companies into ABT in a way that will enable ABT to become the forage and turf equivalent of Pioneer in corn or Delta and Pine Land in cotton.

     Shareholders should recognize that it does no good to build "Franchise Value" through the acquisition of industry leading market share, industry leading germplasm (genetic research), world class personnel and development of a biotechnology program unless a first rate integration plan is implemented and
                      ------
executed on a timely basis. The "team" process employed by ABT may initially appear to be slow to shareholders, but the plan will achieve exceptional end results rapidly and efficiently due to accelerated implementation achieved through "buy in" by all employees.

     Analysts, both buy and sell side, received the information quite favorably. Positive points presented by management and subsequently emphasized by the respective analysts included the following:

 .     An integration plan which will mold the 33-36 acquisitions into an exceptional, customer oriented, world class seed company.

 .     A research and development program which is currently three times as large as any competitor and which is projected to triple in size over the next five years.

 .     An emerging biotechnology program was unveiled, which is more advanced than previous perceptions of analysts.

 .     Revelation of an integration timeline and resulting efficiencies which will continue to improve profitability.

 .     Sizeable gross margin improvements are expected through product shifts prior to biotechnology introduction.

 .     Acceptance that fiscal 1999 will be an integration year resulting in giant steps forward, but at the cost of dual operating expenses and a non-recurring charge of approximately $5 - $l5 million.

 .     Limited guidance was provided by ABT on Fiscal 1999 EPS estimates of analysts. The first quarter will be profitable, but less than the consensus estimate, $0.04 per share. The fiscal year will be profitable from operations, but may be a loss after the non-recurring charge, depending upon the size of the charge.

 .     A further realization that the forage and turfgrass seed markets are very large, approximately twice the acres of any other seed sector.

 .     Increased confidence that ABT will attract significant interest from potential strategic partners.

     Shareholders may rightfully ask why did the common share price move downward on Thursday and Friday, if the information and meeting were so positive? The answer should be obvious. Critics of ABT (including short sellers of over 6.8 million shares and their "touts") have seized the moment to distort a number of issues. The following comments are offered on the distorted issues raised by critics.

     * Non-recurring cost: Virtually all companies which grow rapidly through acquisitions have non-recurring costs. ABT's $5 - $l5 million expected restructuring cost is much less than might be expected considering our rapid and large growth through acquisitions. The non-recurring charge will likely include some non-cash items and some accrued charges; therefore the impact on cash flow will be minimal prior to completion of the strategic investment process.

     * Fiscal 1999 EPS: Strategic investors in ABT are not concerned with Fiscal 1999 EPS. ABT's real value is in harnessing the "Franchise Value" acquired into a world class seed company poised to efficiently develop and introduce new value added products with dramatically improved future profitability.

     * Low gross margins: Critics do not appear to be aware of seed industry gross margin history. All seed sectors once marketed commodity type products with low gross margins as a result of fragmented ownership and small investments in research, development and intellectual property protection. Shareholders should look at soybean seeds as a recent example of rapid margin changes. The soybean seed sector began to expand private research and development in l970 due to the passage of the Plant Variety Protection Act. Significant consolidation of the sector occurred in the late 1980's through the early 1990's. In l994, the sector had been consolidated significantly and annual soybean seed sales to farmers were approximately $700 million with gross margins which were lower than
                                                                 -----
        forage and turfgrass seed margins. In only four short years, annual soybean seed sales to farmers have increased to approximately $1.7 billion, a billion dollar increase in market size, with gross margins dramatically improved to about 36% primarily as a result of one product introduction. Continued gross margin improvement is anticipated as additional proprietary products are released. ABT is poised to lead the forage and turfgrass seed sector through a gross margin change comparable to the past four years for soybeans. There is no reason why similar improvement in gross margin and growth in the market size of the forage and turfgrass seed sector will not steadily occur.

     * Strategic investor interest: Critics want to convince shareholders that strategic investors will not be interested in ABT or the forage and turfgrass seed sector. Critics' apparent desperation is fueled by their need to cover their reported 6.8 million short share position before the
                                                                      ------
        bidding process results in a new share valuation likely to be in the $25-$50 per share price expectation range of analysts who are current on ABT fundamentals. ABT management believes that strategic investors will recognize the importance of the forage and turfgrass sector as the second largest seed market and recognize in ABT the factors that have been "drivers" of value for other major seed companies.

     * Financial strength: ABT's debt situation is as follows, contrary to general representations made by critics.

        - $100 million revolving line of credit: This is a three year facility, currently drawn to about $95 million, including the $15 million overadvance which is permitted above borrowing base calculations (the "BABC Bridge"). The $15 million portion of the $100 million revolving line will be paid off prior to December 31, 1998 (the due date) or a new due date will be negotiated or a combination of partial pay down and negotiation of a new due date for the balance will occur.

        - $15 million Deutsche Bank Bridge: This bridge is due December 31, 1998; however, agreement in principle has been reached to extend the due date to March 31, 1999 or the date the strategic investment is completed, whichever occurs first.

        - $19.8 million other debt: ABT has $12.5 million in long term debt with financial institutions that have 1 to 10 year maturities and approximately $7.3 million in other long term obligations such as covenants not to compete and other amounts due to former owners of acquired businesses.

        - Financing alternatives: The Company has a number of alternatives, including renegotiation of debt terms, exercise of a portion of the outstanding options and warrants (the aggregate exercise price of which is approximately $100 million), term debt using part or all of the $60 million of unencumbered property, plant and equipment as collateral, limited private placement of equity or debt.

     In summary, ABT has entered into the important integration process led by an experienced and exceptional professional team of managers. The process of strategic investment of 20% or more of the Company's stock or a total buyout process is expected to result in an ABT valuation well above current share prices. The process is expected to take approximately three months measured from October 8, 1998 to determine the identity, type and terms of the investment. Thanksgiving and Christmas holidays may impact the schedule by two
- three weeks, but the process is proceeding well.

     Shareholders should carefully consider the source and motive behind all information disseminated about ABT. Carefully evaluate information presented by ABT management, informed analysts with seed industry experience, as well as the critics and then compare the information against the recent history of other seed company valuations.

     ABT does not plan to hold a press conference when first quarter results are formally released. Management believes the press release disclosing the quarterly numbers, coupled with recent guidance given by the Company and information released on November 5 by ABT provide investors with adequate information.

     I wish each of you well over the next couple of months as you develop your investment strategy as appropriate. As always, thanks for your past and continued support.



                              Sincerely yours,



                              Johnny R. Thomas
                              Chairman/CEO

                              SELLING STOCKHOLDER

     The following table sets forth information as of December 28, 1998, based on information obtained from the selling stockholder named below with respect to the beneficial ownership of 225,000 ABT Shares being registered hereunder; the number of shares of our common stock known to us to be held by the selling stockholder; the number of shares of our common stock to be sold by each; and the percentage of outstanding shares of common stock beneficially owned by each before this offering and after this offering.


                                                             Percentage of
                                                              Outstanding
                     Amount and                               Shares Owned
                      Nature of          Number of       --------------------------
                     Beneficial            Shares         Before              After
       Name          Ownership(1)      Offered Hereby    Offering (2)      Offering
------------------   -------------     --------------    --------------------------
Kimeragen, Inc.          225,000             225,000           *              *

----------------
*   Less than 1%

(1) We believe that the person named in the table has sole investment power with respect to all shares of common stock beneficially owned by them. The selling stockholder has not had any position, office or other material relationship with us during the past three years.

(2) Based on 40,982,878 shares of Common Stock issued and outstanding as of December 28, 1998.

                         DESCRIPTION OF CAPITAL STOCK


AUTHORIZED

         ABT's authorized capital stock consists of 75,000,000 shares of Common Stock, $.001 par value, and 10,000,000 shares of preferred stock, $.001 par value ("Preferred Stock").

COMMON STOCK

         We are authorized to issue 75,000,000 shares of our common stock, $.001 par value per share, of which 40,982,878 shares were issued and outstanding as of December 28, 1998. All of the outstanding shares of our common stock and those issuable upon completion of this offering, are and will be, duly authorized, validly issued, fully paid and non-assessable. Holders of shares of our common stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There are no preemptive, subscription, conversion or redemption rights pertaining to our common stock. Holders of shares of our common stock are entitled to receive such dividends as may be declared on common stock by the Board of Directors out of funds legally available therefor and to share ratably in the company assets available upon liquidation subject to rights of creditors and any shares of preferred stock. The holders of shares of our common stock do not have the right to cumulate their votes in the election of directors and, accordingly the holders of more than 50% of all the our common stock outstanding are able to elect all directors. The current executive officers and directors beneficially held 5,160,597 (12.6%) of the shares outstanding and 5,660,597 shares or (13.6%), after giving full effect to the exercise of their respective options exercisable within 60 days of December 28, 1998.

PREFERRED STOCK

         ABT is authorized to issue 10,000,000 shares of preferred stock, $.001 par value per share. As of the date hereof, we had no shares of preferred stock issued and outstanding.

         The preferred stock may be divided by the Board of Directors from time to time into one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption (including sinking fund provisions, if any) and liquidation preferences, of any series of preferred stock and to fix the number of shares of any such series without any further vote or action by stockholders. At present, we have no plans, proposals, commitments or arrangements to issue any shares of preferred stock. Our Certificate of Incorporation authorizes the issuance of preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Common Stock. Although the preferred stock may be used for any lawful purpose, we have agreed not to use it as an anti-takeover device that could be utilized as a method of discouraging, delaying or preventing a change in control of the company without the approval of our stockholders.

WARRANTS

         On December 4, 1998, we issued 600,000 warrants to purchase our common stock to certain qualified interested buyers and accredited investors in private placements of units. Each unit was sold for $13.50 and consisted of one share of common stock and one warrant. The warrants are exercisable at a price of $15.00 per share for three years commencing on their date of issuance. The warrants are subject to mandatory conversion on five prior business days notice if the closing sale price of our common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading days ending within 15 days of our mailing notice of the conversion. The shares of common stock issuable upon exercise of the warrants have been registered as part of this registration statement and shall be issued pursuant to this prospectus.

         On May 4, 1998 and May 13, 1998, respectively, we issued 241,600 warrants and 344,900 redeemable warrants to purchase shares of our common stock. These warrants were issued to certain qualified institutional buyers and accredited investors in private placements of units. Each unit was sold for $29.00 and consisted of two shares of common stock and one warrant. These warrants are exercisable at a price of $17.50 per share for three years commencing on their respective dates of issuance. The redeemable warrants are subject to redemption at $.01 per warrant on five prior business days' notice if the closing sale price of our common stock exceeds $25.00 per share for 15 consecutive trading days and the Company notifies the holder it intends to force a mandatory conversion of the warrants and the holder fails to exercise the warrant. The shares of common stock issuable upon exercise of these warrants have been registered with the Commission on a separate registration statement.

         On August 28, 1998, we issued 886,410 warrants to purchase our common stock to certain qualified institutional buyers and accredited investors in private placements. The warrants were sold for $2.00 per Warrant and are exercisable at $12.00 per share for three years commencing on their date of issuance. The warrants are subject to (redemption at $.01 per warrant) on five prior business days' notice if the closing sale price of the Company's common stock exceeds $19.50 per share for 20 trading days out of any 30 consecutive trading day period ending within 15 days of our mailing notice of the conversion and the holder fails to exercise the warrant. As of December __, 1998, 556,410 of these warrants have been tendered back to the Company with the exercise price in exchange for shares of Common Stock registered as part of the Company's Universal Shelf Registration Statement (No. 333-61127.) The remaining 330,000 shares of common stock issuable upon exercise of the warrants have been registered as part of this Registration statement and shall be issued pursuant to this Prospectus.

         We have the right to reduce the exercise price and/or extend the exercise period at its discretion, and/or make other inducements to warrant holders to encourage early exercise of warrants.

REGISTRAR AND TRANSFER AGENT

         The Registrar and Transfer Agent for our common stock is Corporate Stock Transfer, Inc., Denver, Colorado.

                              PLAN OF DISTRIBUTION

     This prospectus supplement relates to 225,000 shares of common stock that may be offered for resale by the selling stockholder pursuant to the terms of a Lock-Up Agreement between ABT and the selling stockholder dated December 20, 1998.

     The selling stockholder and/or their assignees, transferees, intermediaries, donees, pledgees or other successors may, from time to time, sell the shares for their own accounts and not for the account of ABT. Alternatively, the selling stockholders may, from time to time, offer and sell the shares through underwriters, dealers, brokers or agents, or directly to one or more purchasers. Such transactions may be effected by the selling stockholder at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The distribution of the Shares by the selling stockholder may be effected from time to time in one or more transactions that may take place in the over-the-counter market on Nasdaq including (a) ordinary broker's transactions and transactions in which the broker solicits purchasers;
(b) privately negotiated transactions or pledges; (c) sales to one or more broker/dealers for resale of such shares for their own account as principals, pursuant to this Prospectus; (d) block trades (that may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; or (e) in exchange distributions and/or secondary distributions. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholder holders in connection with such sales.

     The selling stockholder, their assignees, transferees, intermediaries, donees, pledgees or other successors in interest through whom the Shares are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the shares offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the shares also may be deemed to be "underwriters", as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any shares purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.

     We will pay all expenses incident to the registration of the shares. We will not pay, among other expenses, commissions and discounts of underwriters, dealers or agents or the fees and expenses of counsel for the Selling Stockholders. In some cases, we may agree to indemnify the selling stockholder and any broker-dealer that participates in transactions involving the sale of shares against certain liabilities, including liabilities under the Securities Act.

     There can be no assurance that the selling stockholder will sell any or all of the shares of common stock offered by them hereunder.

     This prospectus supplement also may be used, with our consent, by assignees, transferees, intermediaries, donees, pledgees or other successors of the selling stockholder or by other persons acquiring the shares who wish to offer and sell such shares under circumstances requiring or making desirable its use. The sale of the shares by the selling stockholder or any assignees, transferees, intermediaries, donees, pledgees or other successors of the selling stockholders is subject to the prospectus delivery and other requirements of the Securities Act.

     If shares are sold in an underwritten offering, the shares may be acquired by the underwriters for their own account and may be further resold from time to time in one or more transactions, including negotiated transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices. The names of the underwriters with respect to any such offering and the terms of the transactions, including any underwriting discounts, concessions or commissions and other items constituting compensation of the underwriters and broker-dealers, if any, will be set forth in a supplement to this prospectus relating to such offering. Any public offering price and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers may be changed from time to time. Unless otherwise set forth in a supplement to this prospectus, the obligations of the underwriters to purchase the shares will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the shares specified in such supplement if any such shares are purchased.

     If the shares are sold in an underwritten offering, the underwriters may engage in passive market making transactions in the common stock in accordance with Rule 103 of Regulation M under the Exchange Act. In general, a passive market maker may not bid for, or purchase, the common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                    COMMISSION POSITION ON INDEMNIFICATION
                        FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the issuer pursuant to the foregoing provisions or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 LEGAL MATTERS

         The validity of the Selling Stockholder Shares offered hereby will be passed upon by Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158. Snow Becker Krauss P.C. owns 43,823 shares of our common stock and individual members of the firm own additional shares of common stock.


                                      -22-